UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13a-16 OR 15d-16
                     UNDER THE SECURITIES EXCHANGE ACT OF 1934



                       For the month of August, 2006

                         SPIRENT COMMUNICATIONS plc
     _____________________________________________________________________
                (Translation of registrant's name into English)

  Spirent House, Crawley Business Quarter, Fleming Way, Crawley, West Sussex
                                RH10 9QL, UK.
     _____________________________________________________________________
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F    X         Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....        No     X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



SPIRENT COMMUNICATIONS PLC

INTERIM RESULTS FOR THE FIRST HALF OF 2006

LONDON, UK, 10 August 2006 - Spirent Communications plc ("Spirent" or "the
Group")

(LSE: SPT; NYSE: SPM), a leading communications technology company, today announces its interim results for the first half of 2006.


GBP million                                    First half          First half
                                                  2006(1)             2005(1)
--------------------------------------------------------------------------------

Adjusted
Continuing operations
Revenue                                             138.2               126.5
Operating profit(2)                                   3.8                 1.8
Profit before tax(3)                                  6.1                (1.1)
Adjusted earnings/(loss) per share(4)                0.61               (0.13)
Reported
Continuing operations
Revenue                                             138.2               126.5
Loss before tax                                     (17.1)              (46.1)
Basic loss per share                                (1.82)              (4.87)
Group
Profit/(loss)for the period                         141.3               (36.8)
--------------------------------------------------------------------------------

Notes

(1) First half 2006 refers to the period to 2 July 2006 and first half 2005 refers to the period to 3 July 2005.

(2) Before material one-time items, goodwill impairment, intangible amortisation and share-based payment.

(3) Before material one-time items, goodwill impairment, intangible amortisation, share-based payment, profit on disposal of operations and costs associated with repayment of notes.

(4)    Adjusted earnings per share is based on adjusted earnings as set out in note 6.


* First half characterised by variable market conditions and significant product transition:

     - as announced on 14 June 2006 profitability was also impacted by short term delays to product launches and higher product development and sales and marketing spend in a very competitive market place.

     - strong performance by new and existing products such as Spirent TestCenterTM, Landslide and GPS positioning but a decline in some older product lines.

     -   good growth in Asia.


*    Reported results include:

     - GBP157.1 million profit after tax on disposal of the HellermannTyton Division.

     - cost of GBP3.9 million for restructuring actions as announced on 29 June 2006 to realign resources and reduce operating expenses.

     - goodwill impairment of GBP9.5 million in the Service Assurance division.


*    Net cash at half year of GBP146.3 million.

* Sarbanes Oxley costs of GBP1 million in first half; GBP3 million expected for the full year.

*    Share buy back commenced and on track.

* Three strategic acquisitions completed in the year to date for an initial consideration GBP37.5 million and the acquisition of Imperfect Networks, announced separately today for GBP2.2 million, in line with our strategy.


Anders Gustafsson, Chief Executive, commented:


"The first half was characterised by managing our newly focused communications company through a period of significant product transition and variable market conditions. These factors are expected to continue in the second half. Our strategy of investing for the longer term in our existing and new products will benefit our customers and positions us well to grow organically by gaining market share for next-generation products and solutions in triple play, wireless and fixed/mobile convergence. We are also growing through selective, strategic acquisitions.

"The introduction of new products and enhancements to our existing products, together with the contribution from our acquisitions, is expected to lead to a modest increase in revenue for 2006 compared with 2005. This, combined with the benefits of the restructuring actions we have taken, is expected to result in an improved performance for the year as a whole."


                                    - ends -

Enquiries
Anders Gustafsson, Chief
Executive                        Spirent Communications plc   +44 (0)1293 767676
Eric Hutchinson, Chief Financial
Officer

Reg Hoare/Katie Hunt/Libby
Young                            Smithfield                  +44 (0)20 7360 4900




About Spirent Communications plc

Spirent Communications plc is a leading communications technology company focused on delivering innovative systems and services to meet the needs of customers worldwide. We are a global provider of performance analysis and service assurance solutions that enable the development and deployment of next-generation networking technologies such as broadband services, Internet telephony, 3G wireless and web applications and security testing. The Systems group develops power control systems for specialist electrical vehicles in the mobility and industrial markets. Further information about Spirent Communications plc can be found at www.spirent.com.

Spirent Communications plc Ordinary shares are traded on the London Stock Exchange (ticker: SPT) and on the New York Stock Exchange (ticker: SPM; CUSIP number: 84856M209) in the form of American Depositary Shares ("ADS"), represented by American Depositary Receipts, with one ADS representing four Ordinary shares.

Spirent and the Spirent logo are trademarks or registered trademarks of Spirent Communications plc. All other trademarks or registered trademarks mentioned herein are held by their respective companies. All rights reserved.

This press release may contain forward-looking statements (as that term is defined in the United States Private Securities Litigation Reform Act of 1995) based on current expectations or beliefs, as well as assumptions about future events. You can sometimes, but not always, identify these statements by the use of a date in the future or such words as "will", "anticipate", "estimate", "expect", "project", "intend", "plan", "should", "may", "assume" and other similar words. By their nature, forward-looking statements are inherently predictive and speculative and involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. You should not place undue reliance on these forward-looking statements, which are not a guarantee of future performance and are subject to factors that could cause our actual results to differ materially from those expressed or implied by these statements. Such factors include, but are not limited to: the extent to which customers continue to invest in next-generation technology and deploy advanced IP-based services; our ability to manage a significant transition in product revenues to new product solutions incorporating latest technology; our ability to successfully expand our customer base; continuing variable market conditions; pace of economic recovery; our ability to improve efficiency, achieve the benefits of our cost reduction goals and adapt to economic changes and other changes in demand or market conditions; our ability to develop and commercialise new products and services, extend our existing capabilities in IP services and expand our product offering internationally; our ability to attract and retain qualified personnel; the effects of competition on our business; fluctuations in exchange rates and heavy exposure to the US dollar; changes in the business, financial condition or prospects of one or more of our major customers; risks of doing business internationally; risks relating to the acquisition or sale of businesses and our subsequent ability to integrate businesses; our reliance on proprietary technology; our exposure to liabilities for product defects; our reliance on third party manufacturers and suppliers; and other risks described from time to time in Spirent Communications plc's Securities and Exchange Commission periodic reports and filings. The Company undertakes no obligation to update any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise. .

                   INTERIM REPORT FOR THE FIRST HALF OF 2006

We evaluate the performance of Spirent based on revenue and operating profit/
(loss) before the effect of material one-time items, goodwill impairment, intangible amortisation and share-based payment so that period on period comparisons are not distorted. Operating profit /(loss) and return on sales are referred to in the text before material one-time items, goodwill impairment, intangible amortisation and share-based payment unless otherwise stated.

First half 2006 refers to the period to 2 July 2006 and first half 2005 refers to the period to 3 July 2005.



Overview

Introduction

The first half of 2006 has been characterised by the transformation of Spirent into a focused communications company and by a number of management challenges, primarily variable market conditions and significant product transition. We continue to make strong progress in developing and launching new products and solutions for next-generation networks that enable our customers to reduce the time and cost of testing and achieve faster time to revenue for new products and services. We expect the benefits of these investments to come through incrementally in the second half and going into 2007.

The year so far has included both the completion of the major disposal of the HellermannTyton Division and the acquisition of four strategically important, but smaller businesses. The disposal significantly improved our financial position, and as expected enabled the Group to repay debt, strengthen the pension fund and begin a share repurchase programme.


Results

The variable market conditions seen in 2005 continued through the first half of this year impacting our results. Market conditions continue to reflect customers delaying their investment in next-generation networks, a highly competitive market and the continued consolidation of customer businesses, of which there were further high profile mergers announced in the period. As a result, we estimate that many of our markets are seeing little or no growth in the short term, although we continue to remain positive on the prospects for long term growth. Furthermore, we believe that the factors affecting Spirent have also impacted our competitors, leading to our markets being fiercely competitive.

The other major impact on our first half performance was significant product transition, which we expect to be an important feature of the year as a whole. The financial effect was seen in terms of lower sales of our existing products and higher investment in new products. The total spending on product development by the Communications businesses totalled GBP30.0 million (first half 2005:
GBP28.4 million). We invested in Spirent TestCenter, W-CDMA performance test equipment for mobile handsets, and triple play IP service assurance monitoring solutions, as well as in our existing fast growing product lines.

Lastly, short term delays to product launches and our decision to continue to incur a higher level of investment in sales and marketing throughout the first half to create a stronger long term market position, have also impacted these results.


New products

Product transition principally involves investing in the capability of products and solutions through new launches and upgrades, whilst at the same time managing the sales decline of some of our existing product lines. This investment is designed to position Spirent strongly for market share gains under any market conditions.

To date, new product launches have been well received by our customers who reported enhanced functionality, improved productivity and reliability. We are most encouraged by the initial sales performance of Spirent TestCenter, which has already been purchased by over 90 customers worldwide, including most of the leading global companies in our industry.

Other successes in the first half have included growing sales of the Landslide product, the future of which will be underpinned by the subsequent acquisition of SSE in July, the growth in the security test product, AvalancheTM, and a strong performance in our Asia Pacific operations, especially in Performance Analysis Broadband.


Restructuring actions

During the first half we indicated that we would continue to carefully manage the balance between the cost base and maintaining the capability to generate long term growth. Accordingly, at the end of the period we implemented restructuring actions in our Performance Analysis and Service Assurance divisions to realign resources and to reduce operating expenses. The major part of these actions have taken place in the Service Assurance division, which should enable it to maintain a near break-even result for the second half of 2006. Pro forma break-even sales for Service Assurance are estimated to be GBP36 million per year.

The total annualised cost reduction will be approximately GBP9.0 million per year. The cost of these actions is a one-time charge in the period of GBP3.9 million, of which GBP1.9 million has been paid in cash in the first half.


Acquisitions

Four acquisitions have been completed this year in line with our strategy to continue to expand our breadth of expertise and solutions into new growth areas such as IP multimedia subsystems ("IMS"), IP telephony and security test, whilst boosting our offering in other areas such as wireless. The acquisitions were:

- SwissQual Holding AG ("SwissQual"), a provider of innovative test and measurement solutions for wireless telecoms markets, for an initial consideration of GBP27.8 million.

- QuadTex Systems, Inc ("QuadTex"), a provider of innovative and leading test tools for IMS and VoIP testing, for an initial consideration of GBP4.3 million.

- Scientific Software Engineering, Inc ("SSE"), a provider of systems for testing the performance and functionality of 2.5 and 3G wireless network infrastructure already incorporated in our existing fast growing Landslide product, for an initial consideration of GBP5.4 million.

- The assets of Imperfect Networks, Inc, a provider of security web application test solutions, for an initial consideration of GBP2.2 million.


Strategic initiatives

Our strategy in our Communications businesses is to focus on creating shareholder value through delivering innovative solutions for our customers. Within this broad strategy our specific initiatives are underway to:

   * Restructure our Global Sales Team to focus on major customers serving core and growth segments, such as wireless, triple play and IMS;
   * Continue to deliver high value solutions, services and products to all customers, utilising partnerships to gain leverage of our technological capabilities;
   * Improve our time to market, through a significantly improved product realisation management process;
   * Increase our professional staff capabilities, simplify processes and improve support infrastructure to our customers;
   * Continue to unlock synergies within the company by exploiting our technical leadership across new and different business segments; and
   * Empower our employees to create a true performance culture and strive for excellence.


Outlook

The first half was characterised by managing our newly focused communications company through a period of significant product transition and variable market conditions. These factors are expected to continue in the second half. Our strategy of investing for the longer term in our existing and new products will benefit our customers and positions us well to grow organically by gaining market share for next-generation products and solutions in triple play, wireless and fixed/mobile convergence. We are also growing through selective, strategic acquisitions.

The introduction of new products and enhancements to our existing products, together with the contribution from our acquisitions, is expected to lead to a modest increase in revenue for 2006 compared with 2005. This, combined with the benefits of the restructuring actions we have taken, is expected to result in an improved performance for the year as a whole.


Operating review

Communications


GBP million                First half 2006     First half 2005        Change %
--------------------------------------------------------------------------------

Revenue
Performance Analysis                 94.5                 87.6               8
Service Assurance                    24.9                 20.2              23
---------------------------------------------------------------

Communications group                119.4                107.8              11
---------------------------------------------------------------

Operating profit/(loss)
Performance Analysis                  3.3                 11.4             (71)
Service Assurance                     0.7                 (9.0)           >100
---------------------------------------------------------------

Communications group                  4.0                  2.4              67
---------------------------------------------------------------

Return on sales (%)
Performance Analysis                  3.5                 13.0
Service Assurance                     2.8                    -
Communications group                  3.4                  2.2
---------------------------------------------------------------


Revenue for the Communications group was up 11 per cent against the prior year comparative period and operating profit improved to GBP4.0 million.

The results for Performance Analysis were impacted by the variable market conditions experienced during the first half and by the major transition from existing products. This has resulted in a decline in sales of our SmartBits and AX products, as we build our market position with the new test platform, Spirent TestCenter. We experienced a delay in the deployment of location based technologies and wireless hand-set conformance test products. In addition there have been delays to order intake for subscriber experience management test devices, which will result in lumpy demand patterns.

Service Assurance saw a period of stability and the recognition of revenues in relation to one-time projects for major customers, which resulted in higher revenues and a small profit for the period.

We invested heavily in product development, all of which was expensed, resulting in a charge of GBP30.0 million, 25 per cent of sales. Performance Analysis invested GBP24.1 million (first half 2005: GBP19.9 million) and Service Assurance GBP5.9 million (first half 2005: GBP8.5 million). A significant part of this investment was in the development of Spirent TestCenter, W-CDMA performance test equipment for hand-set, triple play IP service assurance monitoring solutions and in our fast growing product lines, including IP telephony, security test and wireless handset test products.

We undertook a significant cost reduction programme at the end of June 2006, incurring a one-time cost of GBP3.9 million. This will result in annualised savings of approximately GBP9.0 million, primarily in the Service Assurance division.



Performance Analysis

The market for test equipment during the first half of 2006 was variable and unpredictable. By geographic region we saw growth in Asia and Europe, but North America continued to prove challenging. Wireless and positioning revenues formed 29 per cent of the total revenues for Performance Analysis in the first half year. Revenues from our top 20 customers typically represent around 40 per cent of Performance Analysis revenues. Major customers include Cisco, Alcatel, Motorola, Huawei, and NTT.

Uncertainty due to customer consolidation through mergers and acquisitions, shifts in technology and shifts in demand geographically has led to variable demand for our test products. In addition we are undergoing a major product transition as we develop new functionality and architecture for the new platform, Spirent TestCenter. Spirent TestCenter was developed to change the game in testing by delivering a host of solutions on a single platform. With Spirent TestCenter, our customers can reduce the cost and time of testing, achieving a faster time to revenue for their new products and services. Specific benefits of Spirent TestCenter include:

   * Significantly ramps the scale of testing;
   * Tests much larger devices;
   * Adds diagnostic testing through expert software; and
   * Achieves faster time to test and automated testing.

A major release of Spirent TestCenter was made on 13 June 2006. We expect the release to drive sales during the second half of 2006.

Underlying trends show that there is, and will continue to be, demand driven by the deployment of next-generation networks, the requirement for tools to drive productivity improvements in our customers development labs, and expansion in Asia.

As we enter the second half of 2006 our objective continues to be to expand within our core markets, to serve security test, access technologies, website testing, carrier Ethernet and metro area networks, switching, IP telephony and triple play (voice, video and data services). We see opportunities for expansion and for revenue growth from new products launched in the first half of 2006, including Spirent TestCenter, Abacus for IP telephony and Avalanche for security and web testing. We intend to establish leading positions in wireless infrastructure test, IMS and expand into serving manufacturing test. Overall, Spirent TestCenter will form a significant part of revenues for 2006. We expect it to contribute a fifth of our annual broadband test revenues in 2006 and become proportionally more significant during 2007.

Our wireless and positioning test products saw a levelling off, after the high growth in 2005. There was a lull in the CDMA market for us as EV-DO deployments are bedded in and in W-CDMA markets as A-GPS solutions were deferred and HSDPA deployments took priority. The wireless market remains attractive with high speed data, 3G roll out, IP/mobile TV and location based services offering growth opportunities. However, the W-CDMA service test market is highly competitive. As a result we have identified critical areas in which to leverage our capabilities and we expect that our strength in CDMA device testing and positioning test will allow us to gain market share. Revenues from our GPS positioning products saw a successful first half performance in North America and Asia. We are also seeing traction in the European Galileo market. The acquisition of SwissQual enables the establishment of a leading position in subscriber experience management test for wireless networks.


Service Assurance

The markets for legacy service assurance solutions continue to decline as anticipated. Next-generation monitoring solutions are still being evaluated by the major service providers and final purchasing decisions have yet to be made. Whilst the risk profile is increasing, due to the consolidation of service providers, the potential rewards remain high, and with our considerable IP expertise, long standing relationships with major carriers and demonstrable capability in IPTV testing, we believe we are well positioned to achieve success.

The bulk of the activity in Service Assurance in the first half relates to leased line, DSL and packet based monitoring solutions, as well as professional services and maintenance revenues. We saw our highest level of new packet based solutions revenues, related to a one-time contract with a major US service provider.

Revenues were higher than the first half of 2005, up by 23 per cent, this was due to the recognition of GBP4.5 million in relation to the one-time project for remote packet access testing. Although this was a one-time contract, it is nevertheless clear evidence of our capability to develop and launch new products into an evolving service assurance market. Profitability was achieved with GBP0.7 million of operating profit, compared with a loss of GBP9.0 million in the prior year, with the improvement reflecting increased revenue and margin coupled with the benefit of the restructuring actions taken in 2005.

The underlying legacy revenues for leased line services continue to be in long term decline, as more focus shifts to next-generation networks. DSL monitoring benefited from an increase in activity as major carriers continued to grow DSL services and have worked off inventories of equipment from the previous year.

As a result of the expected decline in legacy revenues and in anticipation of further delays in new product purchasing decisions, we took action at the end of June to reduce the resource levels. After these actions, the break-even revenue for 2007 for the Service Assurance division is estimated to be GBP36 million a year. We continue to invest the majority of our resources in the development of our next-generation triple play IP monitoring and field test solutions.

We are setting priorities to maximise the potential of our existing baseline business, focusing on winning triple play monitoring in major service providers and by increasing the scale of our field test handheld devices. This will result in maintaining a near break-even position short term while we continue to invest in the future and returning our Service Assurance division to growth.


Systems


GBP million                First half 2006      First half 2005       Change %
-------------------------       ----------           ----------     ----------
Revenue                               18.8                 18.7              1
Operating profit                       2.6                  2.1             24
Return on sales (%)                   13.8                 11.2
-------------------------       ----------           ----------     ----------


The Systems group comprises PG Drives Technology, a leading supplier of control systems for electrically powered medical and small industrial vehicles. Revenue was held back mainly due to constraints in US government healthcare funding for powered wheelchairs, however operating profit was up 24 per cent benefiting from product cost improvements and a reduction in logistical costs as we placed more of our production in China to support our activities in the Asia Pacific region.

During the first half of 2006 we saw continued strong revenues from the two wheelchair control systems which were launched in second half of 2005: the VR2, low cost, mainstream wheelchair control system, and the R-net, our highly sophisticated wheelchair system. These new products, together with our established ones, enabled us to increase customer penetration in both the mobility and industrial vehicles markets during the period. Later this year we are planning further new product launches that will enable us to strengthen our position in both our markets.


Financial Review


GBP million                               First half 2006      First half 2005
--------------------------------------------------------------------------------
Continuing operations
Revenue                                             138.2                126.5
--------------------------------------------------------------------------------

Reported operating loss                             (10.6)               (44.1)
Add back material one-time items:
Restructuring costs                                   3.9                  5.4
Inventory absorption adjustment                      (2.3)                   -
Inventory provisions                                    -                  1.3
Goodwill impairment                                   9.5                 37.0
Intangible amortisation                               0.9                    -
Share-based payment                                   2.4                  2.2
--------------------------------------------------------------------------------

Adjusted operating profit                             3.8                  1.8
--------------------------------------------------------------------------------

Return on sales (%)                                   2.7                  1.4
--------------------------------------------------------------------------------

The Network Products group has been treated as a discontinued operation and is excluded from the above table. All amounts referred to below are in respect of continuing operations unless otherwise stated.


Results

Group revenue for the first half of 2006 was 9 per cent above the same period in 2005. Adjusted operating profit was GBP3.8 million for the first half of 2006, compared with GBP1.8 million for the first half of 2005. The first half of 2005 was impacted by an operating loss of GBP9.0 million in the Service Assurance division and in the first half of 2006, this division reported an operating profit of GBP0.7 million. The Performance Analysis division has reported flat revenue for the first half of 2006 excluding the effect of exchange and growth from acquisitions, and a decline in profitability due in part to high levels of investment in product development and selling and marketing in a year of significant product transition. Return on sales has improved to 2.7 per cent compared with 1.4 per cent in the first half of 2005.

The translation effect of exchange rates, principally the US dollar, has increased revenue by GBP4.4 million, although operating profit was not materially affected by exchange. Excluding the effect of exchange rates and the growth contributed by the two acquisitions completed during the first half of 2006, SwissQual and QuadTex, growth in revenue was 2 per cent.

Revenue by market and by source grew over the first half of 2005 in all geographic regions, particularly in Asia.


Income statement

Gross profit increased to GBP59.9 million, 43 per cent of revenue (first half 2005: GBP50.5 million, 40 per cent of revenue). Gross profit is reported after expensing product development to cost of sales. The increase in gross profit, which is after higher product development spend, is a result of the growth in revenue; the reorganisation of our supply chain activities to increase efficiency and moving to more outsourcing; and the increased absorption of manufacturing overhead as we changed the application of our accounting policy in Performance Analysis. The effect in the period of this last factor is to absorb GBP2.3 million more overhead into inventory when compared to the first half of 2005. This benefited operating profit for the Performance Analysis division and has been treated as a material one-time item in these results. This effect is not expected to recur in future periods.

The investment in product development by the continuing Group in the first half of 2006 was GBP31.2 million, or 23 per cent of revenue (first half 2005: GBP29.5 million, 23 per cent of revenue).

Non-segmental costs (before share-based payment) amounted to GBP2.8 million for the first half of 2006, compared with GBP2.7 million (before share-based payments and material one-time items) for the first half of 2005.

This year we are bearing the considerable cost of implementing the Sarbanes Oxley Act of 2002. We estimate that the costs of this will amount to approximately GBP3 million in 2006 of which approximately a third was incurred in the first half.

As a result of the decline in revenues from some of our existing products and the delay to our expectations in securing orders for our new IP products and services in the Service Assurance division, and as anticipated in the trading update of 14 June, we are taking a goodwill impairment charge of GBP9.5 million (first half 2005: GBP37.0 million). The carrying value of the Service Assurance division at the end of the first half of 2006 was GBP14.1 million including goodwill of GBP10.3 million.

Restructuring costs resulting from the cost reduction actions announced in June of GBP3.9 million, which is lower than the GBP5 million originally anticipated, were charged in the first half of 2006.

We made two acquisitions during the first half of 2006 and in accordance with accounting standards have performed valuations to determine the fair value of identifiable intangible assets acquired. These intangible assets are being amortised over their estimated useful lives in the range of five to ten years and this has resulted in an amortisation charge to the income statement of GBP0.9 million for the first half of 2006. Future acquisitions will result in the establishment of further intangible assets and a consequential increase in the level of amortisation being expensed.

The charge for share-based payment for the first half of 2006 was GBP2.4 million (first half 2005: GBP2.2 million).

Net interest income in the first half of 2006 was GBP2.3 million compared with a charge of GBP2.9 million in the same period of 2005, having repaid our senior loan notes and funded the pension scheme from the proceeds of the sale of the HellermannTyton Division in February 2006. An additional interest charge of GBP8.8 million was reported related to the early redemption of our loan notes.

Reported loss before tax

Reported loss before tax for the first half of 2006 was GBP17.1 million compared with a loss before tax of GBP46.1 million for the first half of 2005. Adjusted profit before tax, is set out below.


GBP million                                  First half 2006    First half 2005
--------------------------------------------------------------------------------

Reported loss before tax from continuing
operations                                            (17.1)             (46.1)
Material one-time items:
Restructuring costs                                     3.9                5.4
Inventory absorption adjustment                        (2.3)                 -
Inventory provisions                                      -                1.3
Goodwill impairment                                     9.5               37.0
Intangible amortisation                                 0.9                  -
Share-based payment                                     2.4                2.2
Profit on the disposal of operations                      -               (0.9)
Costs associated with the repayment of
loan notes                                              8.8                  -
--------------------------------------------------------------------------------

Adjusted profit/(loss) before tax                       6.1               (1.1)
--------------------------------------------------------------------------------


Tax

The effective rate of tax for the first half of 2006 was 4.9 per cent. The effective tax charge will trend towards normal tax rates in future as profits recover.


Earnings per share

Basic earnings per share was 14.80 pence, including the profit on the sale of the HellermannTyton Division (first half 2005: loss per share 3.90 pence). Adjusted earnings per share from continuing operations, adding back the effect of goodwill impairment, material one-time charges, intangible amortisation, share-based payment, profit or loss on disposal of operations and costs associated with the repayment of loan notes and any related tax, was 0.61 pence (first half 2005: loss 0.13 pence). We believe that this measure provides greater comparability of the underlying performance of the Group from period to period.


Discontinued operations

A profit from discontinued operations of GBP158.7 million has been reported, being that from the disposal of the HellermannTyton Division of GBP157.1 million and the operating result for the period of GBP1.6 million up to disposal, both net of tax. The disposal was completed on 15 February 2006.

The profit on the sale of operations was GBP165.3 million before tax of GBP8.2 million, and comprises net proceeds of GBP283.7 million less net assets disposed of GBP120.2 million, cumulative exchange gains of GBP1.3 million and a pension fund curtailment gain of GBP0.5 million.

The net proceeds from the disposal of the HellermannTyton Division are set out below compared with the pro forma proceeds included in the circular distributed to shareholders shown for comparison. Note that GBP6.7 million of the transaction costs were expensed and reported in the 2005 result, of which GBP5.2 million were paid in 2006. The tax liability of GBP8.2 million will be paid in the second half of 2006.


Net proceeds


GBP million          First half 2006  Second half 2005       Total   Pro forma
--------------------------------------------------------------------------------
Cash free/debt free
equivalent value               297.6                 -       297.6       288.9
Debt assumed                    (9.4)                -        (9.4)      (11.2)
--------------------------------------------------------------------------------

Cash consideration             288.2                 -       288.2       277.7
Transaction costs               (4.5)             (6.7)      (11.2)       (9.8)
Tax                             (8.2)                -        (8.2)       (9.0)
--------------------------------------------------------------------------------

                               275.5              (6.7)      268.8       258.9
--------------------------------------------------------------------------------


Total proceeds from the disposal on a cash free/debt free equivalent value were GBP8.7 million greater, principally due to higher working capital than anticipated at the end of 2005, although expenses amounted to GBP1.4 million more.

Proceeds from the sale were applied as follows:

   * Repayment of senior loan notes of $124.8 million (GBP70.5 million);
   * Payment of an amount payable on the early redemption of the loan notes ("make-whole amount") of $12.9 million (GBP7.4 million);
   * Break fees of GBP2.3 million in respect of interest rate swaps connected with the senior loan notes;
   * Special contribution of GBP47.0 million to the UK final salary pension scheme; and
   * Commencement of the on-market share repurchase programme.

The balance of the proceeds were placed on deposit.


Acquisitions

During the first half of 2006 we completed two acquisitions SwissQual and QuadTex. We also announced two further acquisitions; SSE in July and Imperfect Networks announced today. All these acquisitions are within our Performance Analysis division.

The acquisition of SwissQual was completed on 23 January 2006 for an initial consideration of Swiss francs 62.5 million (GBP27.8 million) which was paid in cash. There is further consideration payable of up to Swiss francs 28.0 million (GBP12.4 million) depending on revenue growth and various technical and financial milestones.

QuadTex was acquired on 13 February 2006 for an initial consideration of $7.5 million (GBP4.3 million), paid in cash. There is further consideration of up to $1.5 million (GBP0.9 million) payable depending on certain technical milestones and the retention of key employees.

SSE was completed on 10 July 2006 and the initial consideration settled by way of a cash payment of $10.0 million (GBP5.4 million). There is a further amount payable of up to $6.0 million (GBP3.3 million) depending on the satisfaction of certain technical milestones and the retention of key employees.

The assets of Imperfect Networks, a provider of security web application test solutions, have been acquired for an initial consideration of $4.0 million (GBP2.2 million) payable in cash on completion with up to a further $4.0 million (GBP2.2 million), payable depending on the satisfaction of certain technical milestones and revenues to be achieved in 2007.


Financing and cash flow

At the end of the first half of 2006 the Group was debt free with cash and cash equivalents of GBP146.3 million (31 December 2005: net debt GBP35.6 million). Cash and investments are principally held in sterling and earn normal market rates of interest. Cash of GBP10.5 million is held in escrow in respect of long term leasehold obligations as a result of the balance sheet reconstruction in 2004, in order to enable the share repurchase programme to be executed. The senior loan notes, which stood at GBP70.9 million at 31 December 2005, were our principal borrowings; these were repaid in February 2006 out of the proceeds of the sale of the HellermannTyton Division.

Total Group operating cash flow was an outflow of GBP52.6 million for the first half of 2006 compared with an inflow of GBP4.2 million in the first half of 2005. This outflow includes GBP47.0 million paid out in February 2006 to fund the UK final salary pension scheme, and GBP1.9 million, of the total GBP3.9 million charged in respect of restructuring costs in June. Increases in working capital were experienced partly due to inventory build in preparation for the launch of the latest release of Spirent TestCenter.

Net interest payments were GBP10.6 million, this includes the make-whole amount of GBP7.4 million and interest rate swap break fees of GBP2.3 million.

The disposal of the HellermannTyton Division contributed GBP278.5 million to the cash inflow from investing activities and the acquisitions of SwissQual and QuadTex resulted in a cash outflow of GBP32.6 million.

The cash outflow in respect of the on-market share repurchase programme during the period amounted to GBP7.2 million.

Net capital expenditure was GBP8.2 million in the first half of 2006 (first half 2005: GBP15.8 million, of which GBP8.0 million related to the Network Products group). We expect capital expenditure for the full year to be in the region of GBP13 million. The depreciation charge was GBP6.7 million in the first half for the continuing operations and is expected to be approximately GBP13 million for the full year.


Pension fund

At the end of the first half of 2006 the UK final salary pension scheme was GBP4.3 million in surplus (31 December 2005: deficit GBP50.8 million) having been funded in February 2006 by way of a special contribution of GBP47.0 million from the proceeds of the disposal of the HellermannTyton Division. Other pension obligations amounted to GBP0.9 million (31 December 2005: GBP0.7 million).


On-market share repurchase programme

We commenced an on-market share repurchase programme in May 2006 following completion of certain actions, one of which was obtaining shareholder approval for Spirent to make on-market share repurchases of up to 14.99 per cent of the issued share capital.

In the first half year we repurchased 20.1 million shares at an average price of
40.6 pence. During July we have bought a further 16.0 million shares, which brings the average price per share to date to 38.3 pence.


Dividend

No dividend is being declared in respect of the first half of 2006.

Consolidated income statement


--------------------------------------------------------------------------------
GBP million                           Notes  First half First half       Year
                                                   2006       2005       2005
--------------------------------------------------------------------------------

Continuing operations
Revenue                                2, 3       138.2      126.5      259.3
Cost of sales                                     (78.3)     (76.0)    (153.1)
--------------------------------------------------------------------------------

Gross profit                                       59.9       50.5      106.2
Operating expenses                                (70.5)     (94.6)    (145.2)
--------------------------------------------------------------------------------

Operating loss                             2      (10.6)     (44.1)     (39.0)
Profit on the disposal of operations                  -        0.9        3.9
--------------------------------------------------------------------------------

Loss before interest                              (10.6)     (43.2)     (35.1)
Finance income                                      3.6        1.0        1.5
Finance costs                                      (1.3)      (3.9)      (8.1)
Costs associated with the repayment
of loan notes                                      (8.8)         -          -
--------------------------------------------------------------------------------

Loss before tax                                   (17.1)     (46.1)     (41.7)
Tax - overseas                                     (0.3)      (0.1)       4.0
--------------------------------------------------------------------------------

Loss for the period from continuing
operations after tax                              (17.4)     (46.2)     (37.7)
Discontinued operations                    5
Profit from discontinued operations               158.7        9.4       13.2
--------------------------------------------------------------------------------

Profit/(loss) for the period                      141.3      (36.8)     (24.5)
--------------------------------------------------------------------------------

Attributable to:
Equity holders of parent                          141.3      (37.0)     (24.9)
Minority shareholders' interests -
discontinued operations                               -        0.2        0.4
--------------------------------------------------------------------------------

Profit/(loss) for the period                      141.3      (36.8)     (24.5)
--------------------------------------------------------------------------------

Earnings/(loss) per share (pence)          6
Basic earnings/(loss)                             14.80      (3.90)     (2.62)
Basic loss from continuing operations             (1.82)     (4.87)     (3.97)
Diluted earnings/(loss)                           14.71      (3.90)     (2.62)
Diluted loss from continuing
operations                                        (1.82)     (4.87)     (3.97)
--------------------------------------------------------------------------------





Consolidated statement of recognised income and expense


--------------------------------------------------------------------------------
GBP million                                  First half  First half       Year
                                                   2006        2005       2005
--------------------------------------------------------------------------------
Exchange differences on retranslation of
foreign operations                                (3.9)        1.4        4.1
Exchange gain taken to profit on sale             (1.3)          -          -
Actuarial gains/(losses) on defined benefit
pension plans                                      6.8        (4.2)     (16.1)
(Losses)/gains on cash flow hedges                (1.9)       (0.9)       1.4
Deferred tax asset on pension liability              -           -      (11.1)
Tax on actuarial losses                              -         0.3          -
--------------------------------------------------------------------------------

Net expense recognised directly in equity         (0.3)       (3.4)     (21.7)
Profit/(loss) for the period                     141.3       (36.8)     (24.5)
--------------------------------------------------------------------------------

Total recognised income and expense for the
period                                           141.0       (40.2)     (46.2)
--------------------------------------------------------------------------------

Attributable to:
Equity holders of parent                         141.0       (40.5)     (46.8)
Minority shareholders' interests -
discontinued operations                              -         0.3        0.6
--------------------------------------------------------------------------------

                                                 141.0       (40.2)     (46.2)
--------------------------------------------------------------------------------



Consolidated statement of changes in equity

--------------------------------------------------------------------------------
GBP million                           First half      First half          Year
                                            2006            2005          2005
--------------------------------------------------------------------------------
Total recognised income and expense        141.0           (40.2)        (46.2)
New shares issued                            1.0             2.3           2.7
Share-based payment                          2.7             2.2           5.4
On-market share repurchase                  (8.2)              -             -
Employee share ownership trust               0.4               -             -
Minority interests sold                     (1.9)              -             -
--------------------------------------------------------------------------------

Total movement                             135.0           (35.7)        (38.1)
At 1 January                               122.2           160.3         160.3
--------------------------------------------------------------------------------

At the end of the period                   257.2           124.6         122.2
--------------------------------------------------------------------------------



Consolidated balance sheet

--------------------------------------------------------------------------------
GBP million                         First half    First half        31 December
                                        2006(1)      2005(1)               2005
--------------------------------------------------------------------------------

Assets
Non current assets
Intangible assets                        96.3          74.4              71.5
Property, plant and equipment            27.7          94.0              30.1
Investment in associates                    -          14.6                 -
Trade and other receivables               1.6             -               1.7
Defined benefit pension plan
surplus                                   4.3             -                 -
Deferred tax                              1.1          11.4               1.0
--------------------------------------------------------------------------------

                                        131.0         194.4             104.3
--------------------------------------------------------------------------------

Current assets
Inventories                              32.3          57.8              27.0
Trade and other receivables              59.5          99.1              56.3
Financial assets                          0.4             -               2.6
Cash and cash equivalents               146.3          40.1              49.2
--------------------------------------------------------------------------------

                                        238.5         197.0             135.1
--------------------------------------------------------------------------------

Assets held in disposal group
held for sale                               -             -             164.1
--------------------------------------------------------------------------------

Total assets                            369.5         391.4             403.5
--------------------------------------------------------------------------------

Liabilities
Current liabilities
Trade and other payables                (67.6)        (94.3)            (62.9)
Current tax                             (31.1)        (29.2)            (24.7)
Financial liabilities                       -          (2.7)             (4.6)
Provisions and other liabilities         (3.3)         (3.3)             (4.1)
--------------------------------------------------------------------------------

                                       (102.0)       (129.5)            (96.3)
--------------------------------------------------------------------------------

Non-current liabilities
Trade and other payables                 (1.0)         (4.6)             (0.7)
Financial liabilities                       -         (80.8)            (73.2)
Defined benefit pension plan
deficit                                  (0.9)        (39.2)            (51.5)
Deferred tax                                -          (2.2)             (0.8)
Provisions and other liabilities         (8.4)        (10.5)            (10.1)
--------------------------------------------------------------------------------

                                        (10.3)       (137.3)           (136.3)
--------------------------------------------------------------------------------

Liabilities included in disposal
group held for sale                         -             -             (48.7)
--------------------------------------------------------------------------------

Total liabilities                      (112.3)       (266.8)           (281.3)
--------------------------------------------------------------------------------

Net assets                              257.2         124.6             122.2
--------------------------------------------------------------------------------

Capital and reserves
Share capital                            32.3          32.1              32.2
Share premium account                     8.7           3.9               4.4
Capital reserve                           6.8          10.4              10.2
Retained earnings, translation
reserve and net unrealised gains
and losses                              209.4          76.6              73.5
--------------------------------------------------------------------------------

Equity holders of parent                257.2         123.0             120.3
Minority interests                          -           1.6               1.9
--------------------------------------------------------------------------------

Total equity                            257.2         124.6             122.2
--------------------------------------------------------------------------------

 1 First half 2006 refers to the position at 2 July 2006 and first half 2005 refers to the position at 3 July 2005.

Consolidated cash flow statement

--------------------------------------------------------------------------------
GBP million                            Notes First half First half       Year
                                                   2006       2005       2005
--------------------------------------------------------------------------------
Cash flows from operating activities
Cash (used in)/generated from
operations                                 7      (49.9)       6.1       34.0
Tax paid                                           (2.7)      (1.9)      (4.6)
--------------------------------------------------------------------------------

Net cash (used in)/from operating
activities                                        (52.6)       4.2       29.4
--------------------------------------------------------------------------------

Cash flows from investing activities
Dividends received from associates                    -          -        0.2
Interest received                                   2.1        0.9        1.4
Disposal of operations                            278.5        0.9        2.4
Purchase of property, plant and
equipment                                          (8.4)     (16.1)     (30.5)
Proceeds from sale of property, plant
and equipment                                       0.2        0.3        0.6
Acquisition of subsidiaries                       (32.6)         -          -
--------------------------------------------------------------------------------

Net cash from/(used in) investing
activities                                        239.8      (14.0)     (25.9)
--------------------------------------------------------------------------------

Cash flows from financing activities
Interest paid                                      (0.9)      (3.7)      (7.4)
Interest element of finance lease
rental payments                                       -       (0.2)      (0.5)
Costs associated with the repayment
of loan notes and swap break fees                  (9.7)         -          -
Proceeds from the issue of share
capital                                             1.4        2.3        2.7
On-market share repurchase                         (7.2)         -          -
Repayment of borrowings                           (95.6)         -       (0.2)
New borrowings                                     23.0          -          -
Repayment of capital element of
finance lease rentals                                 -       (0.5)      (1.4)
--------------------------------------------------------------------------------

Net cash used in financing activities             (89.0)      (2.1)      (6.8)
--------------------------------------------------------------------------------

Net increase/(decrease) in cash and
cash equivalents                                   98.2      (11.9)      (3.3)
Cash and cash equivalents at the
beginning of the period                            48.8       51.0       51.0
Effect of exchange rate changes                    (0.7)       0.2        1.1
--------------------------------------------------------------------------------

Cash and cash equivalents at the end
of the period                                     146.3       39.3       48.8
--------------------------------------------------------------------------------

Cash and cash equivalents comprise:
Cash and cash equivalents                         146.3       40.1       49.2
Overdrafts                                            -       (0.8)      (0.4)
--------------------------------------------------------------------------------

                                                  146.3       39.3       48.8
--------------------------------------------------------------------------------


Notes to the financial information

1   Basis of preparation


The interim financial information has been prepared on the basis of the accounting policies set out in the Group's statutory accounts for the year to 31 December 2005, which have been filed with the Registrar of Companies. The interim financial information is unaudited but has been reviewed by the auditors. The interim financial information does not constitute statutory accounts as defined in Section 240 of the Companies Act 1985. The comparative financial information for the year to 31 December 2005 is based on the statutory accounts for that period. The auditors report on those accounts was unqualified and did not contain a statement made under Section 237(2) or Section 237(3) of the Companies Act 1985.


The Interim Report for the period ended 2 July 2006 was approved by the directors on 10 August 2006.



2   Segmental analysis


--------------------------------------------------------------------------------
GBP million    Performance    Service   Commun-  Systems      Non-  Continuing
                  Analysis  Assurance  ications          segmental  operations
                                                                         Total
--------------------------------------------------------------------------------
First half 2006
Revenue              94.5      24.9      119.4     18.8         -       138.2
--------------------------------------------------------------------------------

Operating
profit/(loss)
before
material
one-time
items,
goodwill
impairment,
intangible
amortisation
and
share-based
payment               3.3       0.7        4.0      2.6      (2.8)        3.8
Material
one-time items
(note 4)              0.8      (2.4)      (1.6)       -         -        (1.6)
Goodwill
impairment              -      (9.5)      (9.5)       -         -        (9.5)
Intangible
amortisation         (0.9)        -       (0.9)       -         -        (0.9)
Share-based
payment              (1.5)     (0.6)      (2.1)    (0.1)     (0.2)       (2.4)
--------------------------------------------------------------------------------

Operating
(loss)/profit         1.7     (11.8)     (10.1)     2.5      (3.0)      (10.6)
--------------------------------------------------------------------------------

First half 2005
Revenue              87.6      20.2      107.8     18.7         -       126.5
--------------------------------------------------------------------------------

Operating
profit/(loss)
before
material
one-time
items,
goodwill
impairment and
share-based
payment              11.4      (9.0)       2.4      2.1      (2.7)        1.8
Material
one-time items
(note 4)             (2.4)     (4.0)      (6.4)       -      (0.3)       (6.7)
Goodwill
impairment              -     (37.0)     (37.0)       -         -       (37.0)
Share-based
payment              (1.4)     (0.6)      (2.0)    (0.1)     (0.1)       (2.2)
--------------------------------------------------------------------------------

Operating
(loss)/profit         7.6     (50.6)     (43.0)     2.0      (3.1)      (44.1)
--------------------------------------------------------------------------------

Year 2005
Revenue             178.8      42.8      221.6     37.7         -       259.3
--------------------------------------------------------------------------------

Operating
profit/(loss)
before
material
one-time
items,
goodwill
impairment and
share-based
payment                22.0    (9.6)      12.4      4.4      (5.3)       11.5
Material
one-time items
(note 4)               (2.5)   (5.4)      (7.9)       -      (0.5)       (8.4)
Goodwill
impairment                -   (37.0)     (37.0)       -         -       (37.0)
Share-based
payment                (3.6)   (1.2)      (4.8)    (0.1)     (0.2)       (5.1)
--------------------------------------------------------------------------------

Operating
(loss)/profit          15.9   (53.2)     (37.3)     4.3      (6.0)      (39.0)
--------------------------------------------------------------------------------


Revenue and operating profit for discontinued operations is disclosed in note 5.


3   Geographical analysis

--------------------------------------------------------------------------------
GBP million                            First half     First half          Year
                                             2006           2005          2005
--------------------------------------------------------------------------------
Revenue by market
Continuing operations
Europe                                       24.0           20.7          43.0
North America                                80.3           75.1         158.2
Asia Pacific, Rest of Americas, Africa       33.9           30.7          58.1
--------------------------------------------------------------------------------

                                            138.2          126.5         259.3
--------------------------------------------------------------------------------

Revenue by source
Continuing operations
Europe                                       35.8           30.5          61.2
North America                                92.3           87.2         180.9
Asia Pacific, Rest of Americas, Africa       10.1            8.8          17.2
--------------------------------------------------------------------------------

                                            138.2          126.5         259.3
--------------------------------------------------------------------------------

Average exchange rates
US dollar                                    1.79           1.87          1.82
Euro                                         1.46           1.46          1.46
--------------------------------------------------------------------------------

4   Material one-time items

--------------------------------------------------------------------------------
GBP million                                  First half  First half       Year
                                                   2006        2005       2005
--------------------------------------------------------------------------------

Continuing operations
Restructuring costs (including write-down of
property, plant and equipment and lease
provisions)                                         3.9         5.4        6.9
Inventory absorption adjustment                    (2.3)          -          -
Inventory provision                                   -         1.3        1.4
Exit from joint venture                               -           -        0.1
--------------------------------------------------------------------------------

                                                    1.6         6.7        8.4
--------------------------------------------------------------------------------

There is no tax effect in respect of the material one-time items.

5   Discontinued operations


--------------------------------------------------------------------------------
                                     First half      First half           Year
                                           2006            2005           2005
--------------------------------------------------------------------------------
Revenue                                    28.0           103.9          205.5
--------------------------------------------------------------------------------

Operating profit                            2.3            11.7           24.4
Share of profit of associates               0.2             0.7            2.7
Profit on disposal of operations          165.3               -           (6.7)
Net finance costs                          (0.1)           (0.4)          (1.1)
--------------------------------------------------------------------------------

Profit before tax                         167.7            12.0           19.3
Tax                                        (0.8)           (2.6)          (6.1)
Tax on the disposal of operations          (8.2)              -              -
--------------------------------------------------------------------------------

Profit for the period                     158.7             9.4           13.2
--------------------------------------------------------------------------------

Discontinued operations relate to the HellermannTyton Division.



6   Earnings/(loss) per share


--------------------------------------------------------------------------------
GBP million                        Continuing       Discontinued        Total
                                   operations         operations   operations
--------------------------------------------------------------------------------
First half 2006
(Loss)/profit
for the year
attributable
to equity
holders of
parent                                 (17.4)              158.7         141.3
Material
one-time items                           1.6                   -           1.6
Goodwill
impairment                               9.5                   -           9.5
Share-based
payment                                  2.4                 0.3           2.7
Intangible
amortisation                             0.9                   -           0.9
Costs
associated
with the
repayment of
loan notes                               8.8                   -           8.8
Profit on the
disposal of
operations                                 -              (165.3)       (165.3)
Tax on the
disposal of
operations                                 -                 8.2           8.2
--------------------------------------------------------------------------------

Adjusted
earnings
attributable
to equity
holders of
parent                                   5.8                 1.9           7.7
--------------------------------------------------------------------------------

First half 2005
(Loss)/profit
for the period                         (46.2)                9.4         (36.8)
Less: minority
shareholders'
interests                                  -                (0.2)         (0.2)
--------------------------------------------------------------------------------

(Loss)/profit
for the year
attributable
to equity
holders of
parent                                 (46.2)                9.2         (37.0)
Material
one-time items                           6.7                 0.4           7.1
Goodwill
impairment                              37.0                   -          37.0
Share-based
payment                                  2.2                 0.2           2.4
Profit on the
disposal of
operations                              (0.9)                  -          (0.9)
--------------------------------------------------------------------------------

Adjusted
(loss)/earning
s attributable
to equity
holders of
parent                                  (1.2)                9.8           8.6
--------------------------------------------------------------------------------

Year 2005
(Loss)/profit
for the period                         (37.7)               13.2         (24.5)
Less: minority
shareholders'
interests                                  -                (0.4)         (0.4)
--------------------------------------------------------------------------------

(Loss)/profit
for the year
attributable
to equity
holders of
parent                                 (37.7)               12.8         (24.9)
Material
one-time items                           8.4                 0.4           8.8
Goodwill
impairment                              37.0                   -          37.0
Share-based
payment                                  5.1                 0.5           5.6
Profit/(loss)
on the
disposal of
operations                              (3.9)                6.7           2.8
Prior year tax
credit                                  (5.9)                  -          (5.9)
Prior year tax
credit on
associate                                  -                (1.5)         (1.5)
--------------------------------------------------------------------------------

Adjusted
earnings
attributable
to equity
holders of
parent                                   3.0                18.9          21.9
--------------------------------------------------------------------------------


6   Earnings/(loss) per share continued


--------------------------------------------------------------------------------
                                             First half  First half       Year
                                                   2006        2005       2005
--------------------------------------------------------------------------------
Earnings/(loss) per share (pence)
Basic                                             14.80       (3.90)     (2.62)
Basic from continuing operations                  (1.82)      (4.87)     (3.97)

Diluted                                           14.71       (3.90)     (2.62)
Diluted from continuing operations                (1.82)      (4.87)     (3.97)

Adjusted                                           0.81        0.91       2.30
Adjusted from continuing operations                0.61       (0.13)      0.32
--------------------------------------------------------------------------------


Weighted average number of shares in issue
(million)
Basic and adjusted                                954.5       948.8      950.4
Dilutive potential of employee share options        6.1        11.6       10.2
--------------------------------------------------------------------------------

Weighted average number of shares in issue -
diluted                                           960.6       960.4      960.6
--------------------------------------------------------------------------------

7   Cash generated from operations

--------------------------------------------------------------------------------
GBP million                                  First half  First half       Year
                                                   2006        2005       2005
--------------------------------------------------------------------------------

Continuing operations
Operating loss                                    (10.6)     (44.1)     (39.0)
Goodwill impairment                                 9.5       37.0       37.0
Amortisation of intangibles                         0.9          -          -
Depreciation of property, plant and equipment       6.7        5.5       11.4
(Profit)/loss on disposal of property, plant
and equipment                                      (0.1)         -        0.1
Share-based payment                                 2.4        2.2        5.1
Deferred income received                            0.4        9.4        5.8
Decrease in receivables                             0.8          -        0.4
Increase in inventories                            (6.6)         -       (0.4)
Decrease in payables                               (4.1)     (11.7)     (16.8)
Decrease in provisions                             (2.1)      (0.7)      (0.9)
Retirement benefit obligations                    (47.0)      (3.5)      (3.8)
--------------------------------------------------------------------------------

Net cash used in continuing operations            (49.8)      (5.9)      (1.1)
--------------------------------------------------------------------------------

Discontinued operations
Operating profit                                    2.3       11.7       24.4
Depreciation of property, plant and equipment       1.6        5.4       11.2
Profit on disposal of property, plant and
equipment                                          (0.1)      (0.1)      (0.1)
Share-based payment                                 0.3        0.2        0.5
Increase in receivables                            (3.8)      (5.7)      (1.7)
Decrease/(increase) in inventories                  0.5       (2.1)      (3.0)
(Decrease)/increase in payables                    (0.9)       2.6        3.8
--------------------------------------------------------------------------------

Cash (used in)/from discontinued operations        (0.1)      12.0       35.1
--------------------------------------------------------------------------------

Cash flows from operating activities              (49.9)       6.1       34.0
--------------------------------------------------------------------------------




                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               ______MICHAEL ANSCOMBE______

                                                     (Registrant)

Date 10 August, 2006                           By   ____/s/ Michael Anscombe____

                                                    (Signature)*